Filed Pursuant to Rule 424(b)(3)
Registration No. 333-143662

SUPPLEMENT NO. 1 DATED MARCH 3, 2009

TO THE PROSPECTUS DATED FEBRUARY 5, 2009

OF DIVIDEND CAPITAL TOTAL REALTY TRUST INC.

We are providing this Supplement No. 1 to you in order to supplement our prospectus dated February 5, 2009. This Supplement No. 1 must be read in conjunction with our prospectus dated February 5, 2009.

PROBABLE ACQUISITIONS

While we consider the below property acquisitions to be probable of occurring, there is no assurance that we will be able to purchase the properties noted below for the terms set forth herein or at all. Consistent with our risk management policies we expect that the below acquisitions will be adequately insured to cover potential property or casualty losses upon acquisition.

Connecticut Avenue Office Center

On January 22, 2009, we entered into a purchase and sale agreement with an indirect wholly-owned subsidiary of ING Clarion Partners, LLC in connection with the intended acquisition of an office property located in the Washington, DC market (the “Connecticut Avenue Office Center”). On February 27, 2009, our deposit of approximately $1.4 million, which had been placed in escrow in connection with the intended acquisition of the Connecticut Avenue Office Center, became non-refundable subject to certain terms and conditions of the purchase and sale agreement. We expect to acquire the Connecticut Avenue Office Center in March or April of 2009. We intend to use proceeds from our public and private offerings to acquire the Connecticut Avenue Office Center. Additionally, we may incur debt proceeds to subsequently finance our acquisition of the Connecticut Avenue Office Center. The Connecticut Avenue Office Center consists of approximately 126,000 net rentable square feet that is currently approximately 98% occupied. The Connecticut Avenue Office Center is subject to leases with twelve tenants with lease expiration dates ranging from 2010 through 2019.

We adopted SFAS No. 141 (revised 2007), Business Combinations (“SFAS No. 141(R)” on January 1, 2009. Pursuant to SFAS No. 141(R), certain transaction costs that have historically been capitalized as acquisition costs will be expensed. Such acquisition costs include closing and due diligence costs and acquisition fees payable to our Advisor. As a result, we expect the total estimated investment amount for the Connecticut Avenue Office Center to be approximately $61.0 million. In addition, we expect to incur acquisition-related expenses of approximately $1.2 million related to the acquisition of the Connecticut Avenue Office Center. These expenses are comprised of estimated closing and due diligence costs of approximately $566,000 and an estimated acquisition fee payable to our Advisor of approximately $610,000.

Greater DC Retail Center

On January 12, 2009, we entered into a purchase and sale agreement with an indirect wholly-owned subsidiary of ING Clarion Partners, LLC in connection with the intended acquisition of a retail property located in the Washington, DC market (the “Greater DC Retail Center”). On February 27, 2009, our deposit of approximately $1.3 million, which had been placed in escrow in connection with the intended acquisition of the Greater DC Retail Center, became non-refundable subject to certain terms and conditions of the purchase and sale agreement. We expect to acquire the Greater DC Retail Center in March or April of 2009. We intend to use proceeds from our public and private offerings and the assumption of a mortgage loan to finance the acquisition of the Greater DC Retail Center. The Greater DC Retail Center consists of approximately 233,000 net rentable square feet that is currently 100% occupied. The Greater DC Retail Center is subject to leases with seven tenants with lease expirations dates ranging from 2010 through 2018.

The mortgage note that we will assume in connection with our acquisition of the Greater DC Retail Center has an outstanding principal balance of approximately $42.0 million and is an interest only loan until July 2009, at which point it begins to amortize over a 30-year life. This loan matures in July 2015, subject to a one-year extension option, and bears interest at a stated interest rate of 4.92%.

We expect the total estimated investment amount for the Greater DC Retail Center to be approximately $65.5 million. In addition, we expect to incur acquisition-related expenses of approximately $1.2 million related to the acquisition of the Greater DC Retail Center. These expenses are comprised of estimated closing and due diligence costs of approximately $542,000 and an estimated acquisition fee payable to our Advisor of approximately $655,000.